Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS
FOR THE THIRD QUARTER 2018

November 13, 2018, Grand Cayman, Cayman Islands - Ocean Rig UDW Inc. (NASDAQ:ORIG), ("Ocean Rig" or the "Company"), an international contractor of offshore deepwater drilling services, today announced its unaudited financial and operating results for the quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights

•	For the third quarter of 2018, the Company reported net loss of $31.5 million, or $0.34 basic and diluted loss per share.

Included in the net loss for the third quarter 2018 results are:

▪	Costs of $4.7 million, or $0.05 per share, associated mainly with the Ocean Rig Skyros statutory periodic survey, which are included in operating expenses.

Excluding the above costs, the Company would have reported net loss of $26.8 million, or $0.29 per share.

•	The Company reported Adjusted EBITDA(1) of $7.0 million for the third quarter of 2018.

•	The Company's rigs that are operating under drilling contracts achieved a revenue efficiency of 99.8% for the third quarter of 2018.

Recent Events

•
On October 15, 2018, the drilling unit Ocean Rig Poseidon successfully completed its program with Chariot Oil & Gas and has now commenced its contract with ENI Angola S.p.A. ("ENI") for drilling offshore Angola. This contract has been entered into following the previously announced LOI. ENI has exercised its two optional wells making it a firm four-well program that is expected to be completed in the second quarter of 2019.

•
On October 3, 2018, Lundin Norway AS ("Lundin") declared its eighth option to extend the existing contract of the Leiv Eiriksson, which is now expected to have firm employment secured until the first quarter of 2019. Should Lundin exercise its remaining four one-well options, the drilling unit could potentially be employed until the second half of 2019.

•
On September 4, 2018, the Company announced that it has entered into a definitive merger agreement (the "Merger Agreement") with Transocean Ltd. ("Transocean"), under which Transocean agreed to acquire Ocean Rig in a cash and stock transaction.  The transaction consideration is comprised of 1.6128 newly issued shares of Transocean Ltd. plus $12.75 in cash for each common share of Ocean Rig. The Merger Agreement is subject to the satisfaction of customary closing conditions for a transaction of this type, including without limitation, the approval of the shareholders of both Transocean and Ocean Rig.

_____________________________
(1)  Adjusted EBITDA is a non- U.S. GAAP measure; please see the reconciliation to net income/(loss) (the nearest GAAP measure) elsewhere in this press release.

•
The extraordinary general meeting of shareholders to consider and vote on the proposal to approve and adopt the Merger Agreement and transactions contemplated thereby is scheduled to take place on November 29, 2018 (the "Special Meeting"). The Company's shareholders of record as of the close of business on October 16, 2018 are entitled to notice of, and to vote at, the Special Meeting.

Mr. Pankaj Khanna, President and Chief Executive Officer of the Company, commented:

"The market has been developing as projected with an increasing level of demand that has not been experienced since 2013, before the collapse in oil prices. Given the strong positive cashflow of our customers, we expect new and suspended offshore projects to achieve FID in 2019 and beyond that may lead in higher demand for drilling in the coming years and a recovery in rig day rates. As we have previously announced, our and Transocean's Special Meetings where each of our respective shareholders will vote on our proposed merger with Transocean are each scheduled for November 29, 2018. Assuming a positive vote by both our and Transocean's shareholders, we expect the merger to close in December."

Financial Review: 2018 Third Quarter

The Company recorded net loss of $31.5 million, or $0.34 basic and diluted loss per share, for the three-month period ended September 30, 2018, as compared to a net loss of $234.0 million, or $26.36 basic and diluted loss per share, for the three-month period ended September 30, 2017.

Revenues decreased by $126.8 million to $74.1 million for the three-month period ended September 30, 2018, as compared to $200.9 million for the three-month period ended September 30, 2017. The decrease is mainly attributable to (i) the conclusion of the respective drilling contracts of the drilling units Ocean Rig Corcovado and Ocean Rig Mykonos, which are currently hot stacked; (ii) the decreased operating days of the drilling unit Ocean Rig Poseidon and; (iv) increased revenues earned during the three-month period ended September 30, 2017 as a result of termination fees received upon the early termination relating to the contract of the drilling unit Ocean Rig Apollo.

Drilling units' operating expenses decreased to $53.7 million (including $4.7 million of statutory periodic survey costs, associated mainly with the Ocean Rig Skyros) and total depreciation and amortization decreased to $26.1 million for the three-month period ended September 30, 2018, from $79.4 million and $32.4 million, respectively, for the three-month period ended September 30, 2017. Total general and administrative expenses amounted to $20.9 million during the three-month period ended September 30, 2018, as compared to $14.9 million for the three-month period ended September 30, 2017. The increase is mainly associated with transaction costs related to the Merger Agreement. There was no impairment loss for the three-month period ended September 30, 2018, as compared to a $1,048.8 million impairment loss for the three-month period ended September 30, 2017.

Interest and finance costs, net of interest income, decreased to $2.9 million for the three-month period ended September 30, 2018, compared to $110.9 million (including $47.2 million of non-cash write-offs, associated with the discharge of the Company's previous Term Loan Facilities and Senior Notes) for the three-month period ended September 30, 2017. The decrease is mainly associated with the decrease in the interest on long term debt due to the discharge of $3.7 billion of debt, as a result of our restructuring which was completed on September 22, 2017.

Operating Fleet

The table below describes our operating fleet profile as of November 13, 2018:

Unit Leiv Eiriksson	Year built 2001	Redelivery Q1 – 2019
Ocean Rig Corcovado	2011	N/A
Ocean Rig Poseidon	2011	Q2 – 2019
Ocean Rig Mykonos	2011	N/A
Ocean Rig Skyros	2013	Q3 – 2021

Total estimated backlog(1) as of September 30, 2018 amounted to approximately $694.5 million.

Note: The drilling units the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Apollo, the Ocean Rig Mylos, the Ocean Rig Paros and the Ocean Rig Athena, are currently cold stacked in Greece, remaining available for further employment. The Ocean Rig Mykonos and the Ocean Rig Corcovado are in Las Palmas, Spain, where they remain "ready to drill". The Ocean Rig Mykonos has been fitted with a full Managed Pressure Drilling ("MPD") package and it is intended that the Ocean Rig Corcovado will also be fitted with a full MPD package.

(1) The estimated backlog of our fleet is adjusted for subsequent events, new contracts and letter of intent, excludes options to extend and assumes full utilization for the full term of the drilling contract. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of drilling contracts, and other factors that may result in lower revenues than our estimated backlog.

Ocean Rig UDW Inc.

Financial Statements
Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in thousands of U.S. Dollars - except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2018	2017	2018

REVENUES:
Revenues	$200,851	$74,071	$788,168	$365,564

EXPENSES:
Drilling units operating expenses	79,425	53,707	225,619	190,479
Depreciation and amortization	32,383	26,100	95,032	78,869
Impairment loss	1,048,828	-	1,048,828	-
(Gain)/ Loss on sale of assets	16	(17)	155	498
General and administrative expenses	14,878	20,938	45,970	52,445
Legal settlements and other, net	4,000	(4,000)	4,000	(4,000)

Operating income/ (loss)	(978,679)	(22,657)	(631,436)	47,273

OTHER INCOME/ (EXPENSES):
Interest and finance costs, net of interest income	(110,877)	(2,932)	(232,086)	(13,173)
Reorganization gain/ (expenses), net	1,069,113	(177)	1,028,070	(404)
Loss from issuance of shares upon restructuring	(204,595)	-	(204,595)	-
Other, net	1,764	(1,087)	2,976	(8,783)
Income taxes	(10,736)	(4,691)	(47,748)	(20,695)
Total other income/ (expenses), net	744,669	(8,887)	546,617	(43,055)

Net income/ (loss) attributable to Ocean Rig UDW Inc.	$(234,010)	$(31,544)	$(84,819)	$4,218

Net income/ (loss) attributable to Ocean Rig UDW Inc. common stockholders	$(234,010)	$(31,544)	$(84,819)	$4,218

Earnings/ (loss) per common share, attributable to common stockholders, basic and diluted	$(26.36)	$(0.34)	$(28.30)	$0.05
Weighted average number of common shares, basic and diluted	8,877,058	91,567,982	2,997,480	91,567,982

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars)	December 31, 2017	September 30, 2018

ASSETS
Cash, cash equivalents and restricted cash	$783,081	$677,615
Other current assets	207,637	91,061
Advances for drillships under construction and related costs	-	58,968
Drilling units, machinery and equipment, net	1,852,167	1,785,285
Other non-current assets	9,080	15,821
Total assets	$2,851,965	$2,628,750

LIABILITIES AND STOCKHOLDERS' EQUITY

Total debt, net of deferred financing costs	$531,632	$350,000
Total other current liabilities	102,411	59,974
Total other non-current liabilities	14,702	11,338
Total stockholders' equity	2,203,220	2,207,438
Total liabilities and stockholders' equity	$2,851,965	$2,628,750

SHARE COUNT DATA
Common stock issued and outstanding	91,567,982	91,567,982

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, impairment loss, statutory periodic survey costs, gain/ loss on sale of assets, reorganization gain/ expenses, loss from issuance of shares and other non-cash items as described below. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained from time to time, in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income/ (loss) to Adjusted EBITDA:

(Expressed in thousands of U.S. Dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2018	2017	2018
Net income/ (loss)	$(234,010)	$(31,544)	$(84,819)	$4,218

Add: Net interest expense	110,877	2,932	232,086	13,173
Add: Depreciation and amortization	32,383	26,100	95,032	78,869
Add: Impairment loss	1,048,828	-	1,048,828	-
Add: (Gain)/ Loss on sale of assets	16	(17)	155	498
Add: Income taxes	10,736	4,691	47,748	20,695
Add: Statutory periodic survey costs	16,064	4,678	31,979	22,937
Add: Loss from issuance of shares upon restructuring	204,595	-	204,595	-
Add: Reorganization (gain)/ expenses, net	(1,069,113)	177	(1,028,070)	404
Adjusted EBITDA	$120,376	$7,017	$547,534	$140,794

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.

Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."

Visit the Company's website at www.ocean-rig.com .  The information contained on our website is not part of this press release.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions. Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.

Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, estimated duration of customer contracts; contract dayrate amounts; future contract commencement dates and locations; planned shipyard projects and other out-of-service time; sales of drilling units; timing of the Transocean newbuild deliveries; operating hazards and delays; risks associated with international operations; actions by customers and other third parties; the future prices of oil and gas; the intention to scrap certain drilling rigs; the inability by Transocean to complete the acquisition of Ocean Rig in a timely manner or at all (whether as the result of the inability to obtain or delay in obtaining any required Transocean or Ocean Rig shareholder approvals or any required regulatory approvals, or for any other reason); the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Transocean of the acquisition; the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition; the inability to successfully integrate Ocean Rig's operations with those of Transocean without unexpected cost or delay, the challenges of integrating and retaining key employees; risks related to diversion of management time and attention from ongoing business operations due to the acquisition; the inability of Transocean to achieve expected synergies from the acquisition or that it may take longer or be more costly than expected to achieve those synergies; the effect of the announcement or completion of the acquisition on the ability of Transocean and Ocean Rig to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally, the inability to achieve anticipated synergies from the merger in a timely manner or at all; and other factors, including those and other risks discussed in the Transocean's most recent Annual Report on Form 10-K for the year ended December 31, 2017, Ocean Rig's most recent Annual Report on Form 20-F, the Registration Statement on Form S-4 of Transocean Ltd., with an effective date of October 16, 2018 relating to the proposed Merger with Transocean Ltd.. and in Transocean's or Ocean Rig's other filings with the U.S. Securities and Exchange Commission ("SEC"), which are available free of charge on the SEC's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: oceanrig@capitallink.com